[Letterhead of Pall Corporation]

December 17, 2009

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Pall Corporation Form 10-K for Fiscal Year Ended July 31, 2009 File No. 1-4311

Dear Mr. Cash,

I am responding to your letter dated November 10, 2009 concerning Pall Corporation’s (the “Company”) filing referenced above. Note that each number below corresponds to the number assigned each comment in your letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2009

Item 7. Management's Discussion and Analysis, page 22
Critical Accounting Policies and Estimates - Purchase Accounting and Goodwill, page 22

Comment 1.
Please revise your future filings to describe the reporting units at which you test goodwill for impairment and address any changes in those units or goodwill allocations during the periods presented due to restructuring activities, acquisitions, etc. Please provide us a comprehensive explanation as to how you determined your reporting units. See paragraph 30 of SFAS 142.

Response:

In future filings, commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2010 or earlier periodic reports, as applicable, the Company will describe the reporting units at which goodwill is tested for impairment and address any changes in those units or goodwill allocations during the periods presented due to restructuring activities, acquisitions, etc.

The goodwill impairment test is conducted, in accordance with paragraph 30 of SFAS 142, at the reporting unit level. For the Company, the two reportable operating segments, Life Sciences and Industrial, determined in accordance with SFAS 131, are also deemed to be its reporting units for purposes of testing goodwill for impairment. This determination is based upon the fact that discrete, reliable financial information below the reportable operating segment level is not available. While there is certain financial information available below this level, it is useful only as an indicative measure of certain aspects of operating results as this discrete financial information does not include many expenses, which are only reflected at the reportable operating segment level and are critical to providing a complete measure of operating results. For example, this financial information includes estimated cost of sales based on standard cost at the sales market level, however, this does not represent actual gross margin since a large portion of the manufacturing cost pool, which is managed by the respective segment Operations Leader and aggregated at the total reportable operating segment level and cannot be disaggregated below that level, is excluded from the estimated cost of sales based on standard cost. Specific examples of manufacturing costs that are not disaggregated below the total Life Sciences and Industrial segment levels are manufacturing variances (e.g., purchase price variances, labor variances, overhead variances, and material scrap) and warranty and obsolescence expenses. Additionally, research and development and certain selling, general and administrative expenses, such as Finance, Human Resources, IT and Facilities are only available at the total Life Sciences and Industrial segment levels and cannot be disaggregated below that level. As such, complete discrete financial information with which to appropriately assess goodwill for impairment is only available at the operating segment level.

Comment 2.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and the impairment of goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

  The percentage by which fair value exceeds carrying value as of the most recent step-one test.

  The amount of goodwill allocated to the reporting unit.

  A description of the key assumptions used to estimate fair value and how the key assumptions were determined.

  A discussion of any uncertainties associated with the key assumptions.

  A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

  Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Response:

Based on the Company’s annual impairment test conducted in the third quarter of fiscal year 2009, the estimated fair value of its Life Sciences reporting unit exceeded its carrying value by 209% and the estimated fair value of its Industrial reporting unit exceeded its carrying value by 39%, and as such, step two was not performed.

In future filings, commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2010 or earlier periodic reports, as applicable, the Company will either disclose the aforementioned percentages by which the reporting units fair value exceed their respective carrying value or state that the estimated fair values substantially exceeded the carrying values of the Company’s reporting units. Such determination will be made based upon the facts and circumstances at each reporting date and the Company’s assessment as to which disclosure would be more meaningful to a reader. If the Company deems that the fair values do not substantially exceed the carrying values of the reporting units, the Company will disclose further information regarding the valuations as outlined in your comment.

Results of Operations 2009 Compared with 2008, page 25

Comment 3.
Please revise future filings to quantify each significant component when you list several factors that contribute to the changes in your periodic results, such as your discussion of the changes in selling, general and administrative expenses.

Response:

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the impact of specific factors will be quantified when deemed to be individually material and reliably quantifiable in accordance with Item 303(a)(3) of Regulation S-K and Release 33-8350.

Comment 4.
We note your reference and discussion of certain markets within your reportable segments as well as markets within those markets (submarkets). To better clarify each of these markets and submarkets and their impact on your reportable segments' results of operations, please consider providing a tabular presentation of changes from period to period for these markets and submarkets along with a more comprehensive textual discussion of the underlying causes for changes in revenues for those markets and submarkets.

Response:

The Company currently provides a tabular presentation of changes from period to period in sales for the markets that our reportable segments serve. Each of those markets is comprised of underlying submarket and product groupings which in some cases number ten or more per market. In order to address the factors that contribute to the change in sales in a particular market from period to period considering the volume of submarket and product grouping information, a textual discussion of the changes in the significant submarkets, as applicable, was provided in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (“2009 Form 10-K”) and prior filings. In some instances, that textual discussion included the percentage change in the submarket so that the reader would be aware of the magnitude of the change. Management deemed this to be the most meaningful presentation.

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the Company will continue to provide the current tabular presentation of sales by market within our reportable segments and will address the significant factors that contribute to the change in a particular market from period to period, including a textual discussion of those factors in the applicable submarkets. The Company will modify the discussion of markets within our reportable segments to provide improved clarity on the submarket and product groupings that comprise each market as well as give an indication of the size of the material submarket and product groupings that represent 10% or greater of total segment sales. This will provide additional context in which to assess the magnitude of impact on the applicable market. Moreover, the Company will provide more comprehensive textual discussion of the significant underlying causes for changes in sales and in trend in the markets via discussion of the significant submarket and product groupings underlying the markets.

The following is an excerpt of the discussion of the Industrial segment sales from Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009 that includes the modified disclosure (similar modified disclosures were made for the Life Sciences segment):

     “Industrial segment sales decreased 15.5% in the first quarter of fiscal year 2010, reflecting declines of 12.3% in the EWPT market, 21.6% in the Aerospace & Transportation market and 19.2% in the Microelectronics market. This reflects a reduction in end market activity with a decrease in consumables sales of 17.6%. Industrial represented approximately 56% of the Company’s total sales in the first quarter of fiscal year 2010, compared to 62% in the first quarter of fiscal year 2009.

     The EWPT market sells process related products to producers of municipal water, power generation, fuels & chemicals, foods & beverages as well as to the Industrial Manufacturing submarkets which consists of a grouping of producers of pulp and paper, mining, automotive and metals. The sales results by the submarkets that comprise EWPT are discussed below:

  Sales in Fuels & Chemicals submarkets, which represented approximately 21% of total Industrial sales, were flat as growth in systems sales was offset by a decline in consumables sales in all geographies. The growth in systems sales was contributed by all geographies, with growth in Asia particularly strong. The decline in consumables sales reflects a decrease in element demand by chemical producers, particularly related to the automotive, housing and construction sectors.

  Sales in the Food and Beverage submarkets, which represented approximately 16% of total Industrial sales, decreased 18.5% reflecting declines in all geographies, with both consumables and systems sales down. The decline in sales reflects a low level of ordering activity related to a slowdown in the beer and bottled water sectors and a general slowing in capital projects.

  Sales in the Industrial Manufacturing submarkets, which represented approximately 12% of total Industrial sales, decreased 20.9% in the first quarter of fiscal year 2010. All geographies reported decreased sales compared to the first quarter of fiscal year 2009. Sales growth was negatively impacted by the global macroeconomic recessionary environment, particularly in the steel, automotive, metals and paper sectors. Sales in the Industrial Manufacturing submarkets despite this decrease have begun to stabilize.

  Municipal Water submarkets sales, which represented less than 10% of total Industrial sales, decreased 22.7% in the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. By geography, declines in the Western Hemisphere and Asia were partly offset by growth in Europe. The overall sales decline reflects a slowing of orders in fiscal year 2009. Order to shipment in the Municipal Water submarket can be 12 to 24 months.

     The Aerospace & Transportation market is comprised of sales of air, water, lubrication, fuel and machinery/hydraulic protection products to OEM manufacturers and end-user customers in Military Aerospace, Commercial Aerospace and Transportation. The decrease in Aerospace and Transportation sales reflects declines in the Military Aerospace, Commercial Aerospace and Transportation submarket groupings of 29.8%, 8.5% and 21.5%, respectively, as discussed below.

  Sales to the Military Aerospace submarket, which represented less than 10% of total Industrial sales, decreased in all geographies reflecting timing of shipments as well as projects in fiscal year 2009 that will not repeat this fiscal year.

  Sales to the Commercial Aerospace submarket, which represented less than 10% of total Industrial sales, decreased reflecting a reduction in the Western Hemisphere related to weakness in the regional and private jet marketplace, partly offset by growth in Europe.

  The decline in sales in the Transportation submarket, which represented less than 10% of total Industrial sales, primarily reflects weakness in the overall marketplace, particularly the mining vehicle market.

     Microelectronics sales declined 19.2% reflecting decreases in all geographies. Overall, the sales decrease reflects the weakness in the semiconductor and consumer electronics markets related to the global economic environment. On a sequential quarter basis, the first quarter of fiscal year 2010 held steady with an improved fourth quarter of fiscal year 2009.”

Liquidity and Capital Resources, page 36

Comment 5.
Please expand your liquidity discussion in future filings to disclose the underlying reasons for the changes in your operating cash flows. See Section IV of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180 57133.

Response:

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the Company will analyze and explain operating cash flow changes to the extent they are deemed to be material in accordance with the requirements of Section IV of Release 33-8350.

Comment 6.
We note your credit facility agreement contains covenants that require you to maintain certain ratios, among other restrictions. Please ensure that you clearly disclose in future filings the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts. See Sections 1.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Response:

As disclosed in the last sentence of the fourth paragraph within Liquidity and Capital Resources on page 37 of its 2009 Form 10-K, the Company was in compliance with its debt covenants. The Company’s senior revolving credit facility requires a minimum interest coverage ratio of greater than 3.5 to 1.00 and a maximum funded debt ratio of less than 3.5 to 1.00 (these measures were defined in Note 9, Notes Payable and Long-Term Debt, to the Company’s consolidated financial statements included in the 2009 Form 10-K). At July 31, 2009, the actual interest coverage ratio and funded debt ratio were 13.96 to 1.00 and 1.83 to 1.00, respectively, and accordingly, the Company concluded that further discussion was not required at that time as it was not reasonably likely that the Company would not be in compliance with its material debt covenants. If it becomes reasonably likely that the Company would not be in compliance with its material debt covenants, the Company will provide appropriate disclosures about the requirements, including ratios, with respect to any and all material borrowings.

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the Company will disclose the specific terms of material debt covenants in the discussion of the Credit Facility in the Liquidity and Capital Resources portion of the MD&A. The following is an excerpt from the Liquidity and Capital Resources portion of the MD&A in the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009 that includes the modified disclosure:

“The Company's five-year revolving credit facility contains financial covenants which provide that the Company may not have a consolidated net interest coverage ratio, based upon trailing four quarter results, that is less than 3.5 to 1.00, nor a consolidated leverage ratio, based upon trailing four quarter results, that is greater than 3.5 to 1.00. As of October 31, 2009, the Company was in compliance with all related financial and other restrictive covenants, including limitations on indebtedness.”

Item 9A. Controls and Procedures, page 41

Comment 7.
We note that your Chief Executive Officer and Chief Financial Officer concluded the Company's disclosure controls and procedures"...were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." In future filings, please revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures. See Item 307 of Regulation S-K.

Response:

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the disclosure regarding disclosure controls and procedures will be revised to state that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

Comment 8.
Please revise future filings to clearly state whether there were significant changes in your internal control over financial reporting during the most recent quarter rather than stating there were no changes "except as noted above."

Response:

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the Company will clearly state whether there were significant changes in its internal control over financial reporting.

Note 12, Income Taxes, page 72

Comment 9.
We note your statement on page 75 that "the Company may be subject to potential additional penalties ....of up to $126,000". Please tell us and expand your disclosures in future filings to clarify why you have not reflected this amount in your financial statements.

Response:

In determining the probability that those potential additional penalties would be assessed, the Company concluded that it was not more likely than not that those potential additional penalties will be assessed. As a result, the Company did not recognize the potential additional penalties of up to $126,000 in the financial statements. Notwithstanding the above conclusion, the Company believes that it is reasonably possible that these potential additional penalties will be assessed and the amount is material to the Company’s financial position and results of operations. As such, the Company disclosed the potential additional liability.

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the Company will clarify why the potential additional penalties have not been reflected in the financial statements. The following is an excerpt from Note 8, Income Taxes, of the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009 that includes the modified disclosure:

“As previously disclosed in Note 2, Audit Committee Inquiry and Restatement, to the consolidated financial statements included in the 2007 Form 10-K, the actual amounts due and payable upon final settlement of the matters that are under review by taxing authorities in the U.S. and other taxing jurisdictions may differ materially from the Company’s estimate. In particular, the Company may be subject to potential additional penalties that may be asserted by the U.S. and foreign taxing authorities of up to $127,000. In determining the probability of those potential additional penalties being assessed, the Company concluded that it was not more likely than not that those potential additional penalties will be assessed. As a result, the Company did not recognize the potential additional penalties of up to $127,000 in the condensed consolidated financial statements as of October 31, 2009.”

Note 15 - Contingencies and Commitments, page 80
Other Commitments and Contingencies, page 83

Comment 10.
Please tell us and disclose in future filings whether management believes that the other commitments and contingencies will have a material effect on the Company's results of operations. In this regard, if you believe that there may be a material impact on your results of operations, it appears that additional disclosures would be required under SFAS 5 and SAB Topic 5Y.

Response:

The Company considers SFAS 5 and SAB Topic 5Y to assess whether accrual and/or disclosure of a loss contingency is necessary in connection with current legal actions that could have a material effect on the financial condition or operating results of the Company, both individually or in the aggregate. The Company evaluates the requirements of paragraph 8 of SFAS 5 and FIN 14 to determine whether an accrual is necessary because a material loss contingency is both probable and can be reasonably estimated. The Company also considers whether disclosure is necessary pursuant to paragraph 10 of SFAS 5 because there is at least a reasonable possibility that a material loss, or a material loss in excess of a recorded accrual for a loss contingency, may be incurred.

The Company assesses whether disclosure is required because there is a reasonable possibility it has incurred a material loss with respect to current legal actions. Based on management's review and analysis of the status of current legal actions for the year ended July 31, 2009, the Company concluded there was not a reasonable possibility it had incurred a material loss requiring disclosure under paragraph 10 of SFAS 5. In the opinion of management, the Company did not have any current legal proceedings and claims (other than those disclosed in the Company’s 2009 Form 10-K) that would individually or in the aggregate have a reasonably possible material adverse effect on its financial condition or operating results.

In future filings (that commenced with the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009), the Company will disclose whether management believes that the other commitments and contingencies will have a material effect on the Company's results of operations. The following is an excerpt from Note 6, Contingencies and Commitments, of the Company’s recently filed Form 10-Q for the quarterly period ended October 31, 2009 that includes the modified disclosure:

“The Company and its subsidiaries are subject to certain other legal actions that arise in the normal course of business. Other than those legal proceedings and claims discussed above and in the 2009 Form 10-K, the Company did not have any current other legal proceedings and claims that would individually or in the aggregate have a reasonably possible materially adverse affect on its financial condition or operating results. However, the results of legal proceedings cannot be predicted with certainty. If the Company failed to prevail in several of these legal matters in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.”

Note 16 - Common Stock, page 83

Comment 11.
We note the last sentence on page 85 which states that dividends are paid on unvested restricted stock units. Please provide us your analysis of whether these units should be considered participating securities under EITF 03-6 and EITF 04-12 and how they are reflected in your earnings per share calculations.

Response:

These restricted units are not participating securities as defined in the authoritative literature. When dividends are issued by the Company pursuant to a declaration by the Company’s board of directors, each Participant (as defined in the 2005 Stock Compensation Plan) has additional restricted units credited to the Participant’s account equal to the value of the dividend. The Participant’s rights to the additional restricted units are forfeited if the Participant does not vest in the original restricted stock unit award. The Company considered the guidance provided under Issue 2(a) in EITF 03-6 as well as the discussion noted EITF 04-12. Based upon the guidance noted above and the terms of the awards, such additional units were not deemed to be participating securities. These additional units are included in the calculation of diluted earnings per share under the treasury stock method in accordance with SFAS 128.

In future filings, commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2010, the Company will revise the aforementioned disclosure in the last sentence on page 85 as follows: “Dividends on unvested restricted stock units vest at the same time as the restricted units for which the dividends were recorded and are forfeitable if the Participant does not vest in the original award.”

In connection with the above responses to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,

/s/ LISA MCDERMOTT
Lisa McDermott
Chief Financial Officer and Treasurer